Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ADVANCE NOTICE FOR ESTIMATED PROFIT OF

THE INTERIM RESULTS OF 2017

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS OF THIS PERIOD

1. Period of the Estimated Results

From 1 January 2017 to 30 June 2017.

2. Estimated Results

Based on preliminary estimation by the financial department of the Company and in accordance with PRC Accounting Standards for Business Enterprises, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2017 will increase significantly as compared with the corresponding period of last year (statutory disclosure). The net profit attributable to equity holders of the Company is expected to be between RMB9 billion and RMB11 billion.

3. The estimated results of this period are preliminary estimation of the Company and have not been audited by certified accountants.

II.	RESULTS OF THE CORRESPONDING PERIOD OF THE PRECEDING YEAR

1. Net profits attributable to equity holders of the Company: RMB528 million.

2. Profits per share: RMB0.003.

III.	MAIN REASONS FOR THE INCREASE OF ESTIMATED RESULTS OF THIS PERIOD

In the first half of 2017, the global economy recovered moderately. As the global oil market gradually tends to be balanced, the international oil price increased significantly as compared with the corresponding period of last year. The Company adhered to its steady development guidelines, gave full play to the advantages of upstream and downstream integration, adjusted and optimised its production and operation based on market changes, strengthened the comprehensive balance of production, refining, transportation, distribution, storage and sales, intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency and exerted a strict control of investment and cost. It is estimated that the net profit attributable to equity holders of the Company for the first half of 2017 will increase significantly as compared with the corresponding period of last year.

In the second half of 2017, the international oil prices tends to fluctuate at a mid-low level, still with uncertainty. The Company will continue to adhere to its steady development guidelines, fully implement its strategies regarding resources, markets, internationalisation and innovation, continuously optimise its business layout and asset structure, and consistently put forward measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency in an effort to maintain a steady and positive improvement of its production and operation and continuously improve its market competitiveness.

IV.	OTHER MATTERS

The estimated results above are only preliminary estimation. Please refer to the 2017 interim report to be officially disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

26 July 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.